SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Teleco m Argentina S.A.

Item
1.	Press Release, dated May 16, 2007, entitled “Telecom Argentina S.A. announces the partial amortization of its outstanding notes and the payment of the corresponding interest”

Market Cap.: $14.96 billion

(May 16, 2007)

Contacts:

Pablo Caride

Pedro Insussarry

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES

THE PARTIAL AMORTIZATION OF ITS OUTSTANDING NOTES

AND THE PAYMENT OF THE CORRESPONDING INTEREST

Series A in US Dollars, due October 15, 2014 (US879273AK60 / XS0218481744 / Unlisted)

Series A in Euros due October 15, 2014 (XS0218482122 / XS0218482395 / Unlisted)

Series A in Yen due October 15, 2014 (Unlisted)

Series A in Argentine Pesos due October 15, 2014 (Unlisted)

Series B in US Dollars due October 15, 2014 (US879273AM27 / XS0218482981 / Unlisted)

Buenos Aires, Mayo 16, 2007 - Telecom Argentina (BASE: TECO2, NYSE: TEO), one of the leading telecommunications groups in Argentina, announced today that, subject to any change in regulations of the Banco Central de la República Argentina, its intends to make a Note Payment (as defined in the Notes) on May 24, 2007 or as soon as practicable thereafter.

This Note Payment will result in the payment of the remaining 42.2% of the principal amortization payment originally scheduled to be paid on April 15, 2010. After this partial Note Payment, the Company will have cancelled 74.0% of such scheduled amortization payment. The table below shows the percentage of the principal amount to be paid and outstanding after the announced payment.

Series	% of the Original Principal Amount	% of Original Principal Amount Outstanding after the Note Payment
Series A	3.01308%	64.4364%
Series B	3.16500%	24.45%

On the same date, Telecom Argentina intends to make the corresponding interest payment on the principal amount to be paid, for the period from April 15, 2007 to May 24, 2007.

Series	Annual Interest Rate	Applicable Rate for the Period
Series A in US$	5.53%	0.599083%
Series A in Euros	4.83%	0.516082%
Series A in Yen	1.93%	0.206219%
Series A in Arg Pesos*	3.23%	0.345123%
Serie B in US$	10.00%	1.083333%

*	The principal amount of these Series is adjustable by the CER Index

The payments of the equivalent of approximately US$ 60 million will be made with the net proceeds from the sale of the equity interest in Publicom S.A.

Paying Agent in Argentina: Banco Santander Río S.A., Bartolomé Mitre 480, Buenos Aires, Argentina. The payment shall be made to the holders of the Notes held in global form through the settlement systems of DTC, Euroclear or Clearstream, as applicable. Payments to holders of Notes in certificated form will be made by wire transfer to the accounts of the respective holders.

*****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2007, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Astrid Burger 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 17, 2007	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President